Exhibit 99.2


                Convertible Bond Certificate dated April 29, 1998



This certificate evidences the obligation of The Murdock Group Career Satisfaction Corporation (the "Company"), to pay to the person or firm identified below the amount of this bond at maturity on the terms set forth in the Company's Disclosure Memorandum and summarized below:




          Bond Holder
               Amount     $__________ (in increments of $1,000,  with a minimum
                           investment of $3,000).

       Issuance Date

      Maturity Date     Two years from the Issuance Date above.

          Bond Number

            Interest     30% compounded annually and payable at maturity.

          Convertible     At  the  election  of  the  bondholder,  bonds  may be
                          converted to the Company's  class A common shares (the
                          "Shares") as follows: (i) if and when a public offering of Shares is approved by an appropriate securities regulatory agency, bonds may be converted to Shares at a discount of 20% from the offering price, but only until such date, if any, that the Shares are listed for trading on a public exchange
                          (the "Listing Date"); (ii) after the Listing Date, and upon Company receipt of a Co prescribed by the Company, bonds may be converted into Shares only as follows: (a) during a 6-month period commencing on the Listing Date, bonds may be converted to Shares at a discount of 20% from the average Share trading price during the 30-day period prior to Company receipt of the Conversion Notice, and (b) during the period from 7 to 18 months after the Listing Date, bonds may be converted to Shares at a discount of 10% from the average Share trading price during the 30-day receipt of the Conversion Notice.

            Callable Any bond is callable by the Company at any time upon 30-days written notice (the "Exercise Period") to a bond holder. During the Exercise Period such bond holder may elect to convert bonds to Shares upon the discount terms set forth above. If the Company does not receive a Conversion Notice from such bond Holder within the Exercise Period, the Company shall pay to such holder all principal and accrued interest with respect to such bonds within 30 days of the end of the Exercise Period.


Payment of the principal and interest on the bonds shall be secured solely by Company assets. No sinking fund will be established for retirement of the bonds; bond holders will be dependent upon the Company's ability to generate sufficient income, or otherwise obtain sufficient capital, to pay the principal and


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interest  of the  bonds at the time of  maturity.  There  are no  voting  rights associated with the bonds; bond holders are creditors, not owners, of the Company. No dividends shall be paid to Company shareholders until all bond principal and interest have been fully paid. Bond holders shall be registered upon the books of the Company, and shall be deemed unsecured creditors, not owners, of the Company. No Company Shareholder, officer, or director shall be personally responsible for payment.

The bond represented by this certificate have not been registered under the Securities Act of 1933 or the laws of any state. This bond may not be transferred in the absence of an effective registration or other compliance under state and federal securities laws or an opinion of counsel satisfactory to the Company that the proposed transfer is permissible under applicable laws and regulations. Transfer of this bond requires the consent of the Company, which it may withhold for any reason.



                        ______________________________________
                        Authorized Officer of the Company